The Providence Service Corporation
5524 East Fourth Street
Tucson, AZ 85711

August 8, 2008

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Craig Olinger, Deputy Chief Accountant

Re: The Providence Service Corporation
    Preliminary Proxy Statement

Dear Mr. Olinger:

This letter represents the request of The Providence Service Corporation (referred to herein as the Registrant, we, us or our) for a waiver with respect to our provision of certain financial data required by Item 14(b)(8) of Schedule 14A under Regulation 14A of the Securities Exchange Act of 1934, or Item 14(b)(8), related to a preliminary proxy statement that we anticipate filing with the U.S. Securities and Exchange Commission, or SEC. As described further below, we anticipate filing a preliminary proxy statement with the SEC to seek stockholder approval to issue shares of our common stock to partially fund a potential earn out obligation we may have to the sellers of Charter LCI Corporation, a privately owned target entity, referred to herein as Charter LCI, that we acquired in 2007 in a private transaction. Item 14(b)(8) requires us to provide the financial data for the Registrant and the target entity set forth under Item 301 of Regulation S-K, or Item 301. Item 301 provides, in part, that we furnish selected financial data for each of the Registrant and the target entity (as set forth under Item 14(b)(8)) for their respective last five fiscal years. Due to the factors described below, we believe that providing the required selected financial data for the earliest two fiscal years of Charter LCI's last five fiscal years would cause us to incur unreasonable costs and divert our management resources. Additionally, in our opinion, the financial data for the earliest two fiscal years of Charter LCI's last five fiscal years would not be useful or relevant to our stockholders for purposes of determining whether to approve the issuance by us of shares of our common stock, in lieu of cash, or a cash payment related to our potential earn out obligation to the sellers of Charter LCI.

Background

We provide and manage government sponsored social services to individuals that are eligible to receive such benefits under federal and state social services programs. Charter LCI is primarily an information technology-based provider of outsourced transportation management services to state and managed care health and human service organizations. We contract with various governmental entities, health maintenance organizations and commercial insurers to provide these services.

We acquired Charter LCI pursuant to an agreement and plan of merger, referred to as the purchase agreement, in December 2007. At the closing of the merger acquisition, we paid consideration to or on behalf of the then stockholders, option holders and warrant holders of Charter LCI, collectively referred to as the sellers, in the amount of $223.3 million, including shares of our common stock valued for such purpose at $13.2 million ($12.3 million for accounting purposes). In addition, we may be required to pay the sellers contingent "earn-out" consideration, not to exceed $40.0 million, in the second quarter of 2009 based on certain consolidated financial earnings results of Charter LCI and its subsidiaries for 2007 and 2008.

Pursuant to the terms of the purchase agreement, we also agreed to seek stockholder approval to issue shares of our common stock (sometimes referred to herein as earn-out shares), in lieu of cash, to each seller requesting such issuance, for up to 50% of the seller's pro rata portion of the earn-out payment (assuming all or any portion of the earn-out consideration is earned), which approval would be required by certain rules of the Nasdaq Stock Market Inc. applicable to us before we could issue any such shares. If the requisite stockholder approval is not obtained, the earn out consideration will be paid solely in cash.

Any earn out shares issued are to be valued for such purpose at $31.42 per share in accordance with the earn out provisions of the purchase agreement. Based on the foregoing, if the issuance of earn out shares is approved by our stockholders, the maximum number of earn out shares that may be issued by us will be 636,538 shares, which assumes that all $40.0 million of the potential earn-out consideration is earned and that all of the sellers request payment in shares in lieu of cash for 50% of their pro rata portion thereof. However, even if the proposal is approved, unless the price of our stock is over $31.42 per share at the time the sellers make their election as to whether or not they want part of their earn out consideration to be paid in shares (our current stock price is approximately $11.52 per share), it is unlikely that any earn-out shares will be requested or ultimately issued since the value of the earn out shares they would receive if the stock price was under $31.42 per share would be less than the cash they would receive if they elected not to receive shares.

We anticipate filing a preliminary proxy statement with the SEC seeking the requisite stockholder approval for the issuance of earn out shares, in lieu of cash, to partially fund our potential earn out obligation. This proxy statement will not seek stockholder approval of the acquisition of Charter LCI, as the acquisition has already occurred and did not require stockholder approval. In addition, stockholders will not be asked to vote on whether or not earn-out consideration may or may not be paid or on the amount, if any, that will be paid, as these matters were already agreed upon in the purchase agreement and did not (and do not) require the approval of our stockholders. All that our stockholders will be asked to vote on in the proxy statement is a proposal relating to the manner in which the earn-out consideration, if earned, will be paid by us to the sellers, *i.e.*, a proposal approving our ability to issue shares of common stock, in lieu of cash, for up to 50% of that earn-out consideration. Nonetheless, despite the limited scope of the proposal to be voted upon and described in the proxy statement that we intend to file, this proxy statement appears to fall under the same rules applicable to a proxy statement seeking stockholder approval of an acquisition, including the provisions of Item 14(b)(8) that require the presentation of the selected financial data of the target entity (in our case those of the company we acquired, or Charter LCI) for its last five fiscal years (which, for these purposes, would be the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005, 2004 and 2003).

Reasons for our waiver request

Prior to our acquisition of Charter LCI in 2007, the sellers acquired Charter LCI from predecessor investors effective May 28, 2004. At that time, Charter LCI was recapitalized by the sellers and a change in control was determined to have occurred such that Charter LCI's assets and liabilities were revalued to their then fair value in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*, with separately identifiable intangible assets and goodwill recorded.

Additionally, there were significant strategic decisions made regarding Charter LCI's business model advocated by the sellers and implemented by management which impacted key performance metrics subsequent to May 28, 2004. Prior to the recapitalization, Charter LCI's contracts consisted of both capitated (i.e. set amount per person) and fee-for-service contracts. Following the recapitalization, Charter LCI reduced its focus from higher margin fee-for-services contracts to emphasizing a more predictable revenue model under per-member-per-month capitated contractual arrangements, which included lower operating margins. This change to the business strategy enhanced Charter LCI's ability to meet debt service requirements created by the recapitalization because cash collections were timelier under the capitation model.

We believe the change in control and change to Charter LCI's business model are both significant events that make its financial statements for periods prior to May 28, 2004 not comparable with its financial statements for periods subsequent to that date and, therefore, the trends developed from these periods are not relevant mainly due to the different basis for Charter LCI's assets and liabilities in the periods prior and subsequent to May 28, 2004, the impact of amortizing acquired intangible assets, the

effect of nonrecurring expenses and the effects of the recapitalization to Charter LCI's outstanding leverage.

We have been advised by the sellers that in connection with the audit of Charter LCI's financial statements for the year ended December 31, 2005, an error related to Charter LCI's purchased transportation cost accrual account (which account was used to accrue, based upon management's estimate, amounts to be paid to subcontracted providers to provide non-emergency transportation services) was discovered and determined to be of a magnitude and nature to warrant a restatement of its historical financial statements (which include the period from May 28, 2004 to December 31, 2004). Further, we have been advised by the sellers that for all periods prior to May 28, 2004, the sellers chose not to restate the financial statements of the predecessor to Charter LCI for the financial accounting error because of the substantial time and expense they would have incurred relative to the benefits and usefulness of possessing the information. We also believe the Registrant would incur substantial costs and be required to divert significant management resources over a significant period of time in order to obtain the necessary source documentation and information to restate the financial statements of the predecessor to Charter LCI for the events described above for the periods prior to May 28, 2004. The substantial volume of source documentation and information required to restate Charter LCI's financial statements for the periods prior to May 28, 2004 are stored off-line in paper form and, based on our best estimate, an undertaking of this nature would require at least eight months to complete. Additionally, in our opinion, selected financial data of Charter LCI for the two earliest fiscal years in the last five fiscal year period required to be presented under Item 14(b)(8) would not materially alter the mix of information presented to our stockholders for, nor arguably is it (or really any information with respect to Charter LCI), even relevant to, their determination as to whether or not to approve our ability to issue shares of our common stock, in lieu of cash, to satisfy a portion of our potential earn out obligation to the sellers.

Request for waiver

We are proposing to include selected financial data in our preliminary proxy statement for Charter LCI only as of, and for, the nine months ended, September 30, 2007 and as of, and for the years ended, December 31, 2006 and 2005, all of which will be derived from Charter LCI's audited financial statements for such periods. We believe that this information will provide our stockholders with sufficient selected financial data of Charter LCI to evaluate a decision regarding our issuance of earn out shares, in lieu of cash, to fund a portion of our potential earn out obligation to the sellers, especially when coupled with the myriad of other information required by Item 14 for such proxy statement, including other information with respect to Charter LCI (such as its financial statements for the foregoing periods as well as a Management's Discussion and Analysis section relating thereto and a description of its business), information with respect to our acquisition of Charter LCI (including, among other things, the terms thereof, the reasons therefore and pro forma financial statements for the Registrant on a combined basis with Charter LCI for the nine months ended September 30, 2007 and the year ended December 31, 2006) and, most relevantly, a great deal of financial and other information with respect to the Registrant.

At your earliest convenience, we would appreciate you confirming to us in writing your position regarding the selected financial data to be presented for Charter LCI in the preliminary proxy statement that the Registrant intends to file with the SEC. Thank you and, if you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

Michael N. Deitch

Michael N. Deitch
Chief Financial Officer